UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                         American Retirement Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  028913-10-1
                                 (CUSIP Number)


                                January 11, 2001
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

               Rule 13d-1(b)

               Rule 13d-1(c)

               Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






         Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC 1745 (3/98)

  ----------------------------------------------------------------------------
  CUSIP NO. 028913-10-1             13G                      Page 2 of 10 Pages
  -----------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Holiday Retirement Corp.      93-0937196
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) |_|
                                                             (b) |X|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Oregon
-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                    151,100
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                       -0-
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                     151,100

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                      -0-

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         151,100 (1)

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          .8%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

           CO
-------- ----------------------------------------------------------------------

  -----------------------------------------------------------------------------
  CUSIP NO. 028913-10-1            13G                       Page 3 of 10 Pages
  -----------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Daniel R. Baty
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |X|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION
                UNITED STATES

-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER
                                              2,000
        NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                     151,100

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                         2,000
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                       151,100

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  153,100

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         .9%

-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

                     IN
-------- ----------------------------------------------------------------------

  -----------------------------------------------------------------------------
  CUSIP NO. 028913-10-1        13G                           Page 4 of 10 Pages
  -----------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON,
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William E. Colson
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |X|

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

-------- ----------------------------------------------------------------------
                            ----- ---------------------------------------------
                             5    SOLE VOTING POWER

        NUMBER OF                          137,500
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                           151,100

                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                           137,500

                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                            151,100

--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  288,600

-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          1.7%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN

-------- ----------------------------------------------------------------------

Background.

On January 11, 2001 Holiday Retirement Corp. ("HRC Bond Investors")purchased shares of Common Stock of the Issuer that would, if the Persons listed on Exhibit A were deemed to be a group, result in the deemed beneficial ownership by such group of more than 5% of the Common Stock of the Issuer.

The persons filing this Schedule 13G disclaim the existence of a group pursuant to Rule 13d-5 with the persons listed on Exhibit A.

The information in this filing with respect to the HRC Investors is, to the best of the Filing Persons' knowledge, accurate. Some of the entities listed on Exhibit A have filed, or will shortly file, a Schedule 13D or Schedule 13G with respect to their ownership of securities of the Issuer and reference is made to the more detailed information contained therein, and in any amendments to such Schedules that may be filed in the future.



Item 1 (a).       Name of Issuer:   American Retirement Corp.

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                           111 Westwood Place, Suite 402
                           Brentwood, TN 37027


Item 2

(a, b, c) Name, Address of Principal Business Office or Residence, and Citizenship of Persons Filing:

The principal place of business of all of the filing persons is: c/o Foster Pepper & Shefelman PLLC, 1111 Third Avenue, Suite 3400 Seattle, WA 98101-3299:

          (1) Holiday Retirement Corporation, an Oregon corporation.

          (2) Daniel R. Baty, a United States citizen.

          (3) William E. Colson, a United States citizen.


Item 2 (d). Title of Class of Securities: Common Stock, par value $.01 per share ("Common Stock")

Item 2 (e).       CUSIP Number:     028913-10-1

Item 3. If this  Statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:
                        Not Applicable

(j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.


Item 4.           Ownership

                  See  responses to Items  5,6,7,8,9  and 11 of the Cover Pages.


Item 5.           Ownership of Five Percent or Less of a Class

                  Not Applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person

                  Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
                  Holding Company

                  Not Applicable.


Item 8.           Identification and Classification of Members of the Group

                  Please see Exhibit A attached.


Item 9.           Notice of Dissolution of Group

                  Not Applicable.


Item 10.          Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:   January 22, 2001


                                         Holiday Retirement Corp.


                                  By:   /s/ William E. Colson
                                       --------------------------------------
                                       William E. Colson, President



                                       /s/ Daniel R. Baty
                                       --------------------------------------
                                       Daniel R. Baty


                                        /s/ William E. Colson
                                        --------------------------------------
                                        William E. Colson

                                    Exhibit A

                     IDENTIFICATION OF MEMBERS OF THE GROUP

LB/HRC Bond Investors LLC, a Delaware limited liability company LB/HRC Bond Investors II LLC, a Delaware limited liability company LB Bond Investors LLC, a Delaware limited liability company
LB Bond Investors II LLC, a Delaware limited liability company PAMI, LLC, a Delaware limited liability company
Property Asset Management Inc., a Delaware corporation
Lehman ALI Inc., a Delaware corporation
Lehman Brothers Holding Inc., a Delaware corporation
Lehman Brothers Inc., a Delaware corporation
HRC Bond Investors LLC, a Delaware limited liability company
Daniel R. Baty
William E. Colson
Norman L. Brenden
Patrick F. Kennedy
Thilo D. Best
Holiday Retirement Corp.

The above entities (the "Entities") may be deemed to be a group pursuant to Rule 13d-5, although such status as a group is disclaimed by the Filing Persons. The first above nine Entities are referred to herein as the Lehman Investors.

The control of HRC Bond Investors is as follows: Daniel R. Baty has a 50% membership interest in HRC Bond Investors LLC, is the managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining membership interests in HRC Bond Investors LLC are held as follows:
William E. Colson (5%); Norman L. Brenden (5%); Patrick F. Kennedy (2.5%); Thilo
D. Best (4%); and Holiday Retirement Corp. (33.5%).

To the best of the Filing Persons' knowledge, LB Bond Investors LLC has a 90% membership interest in LB/HRC Bond Investors LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

LB Bond Investors II LLC has a 90% membership interest in LB/HRC Bond Investors II LLC, is its managing member, and has the exclusive right to make all investment decisions on its behalf. The remaining 10% membership interest is held by HRC Bond Investors LLC.

Both LB Bond Investors LLC and LB Bond Investors II LLC are wholly owned by PAMI LLC.

PAMI LLC is wholly owned by Property Asset Management Inc.; Property Asset Management Inc. is 99.75% owned by Lehman ALI Inc, and Lehman ALI Inc. is wholly owned by Lehman Brothers Holdings Inc., a publicly held corporation.

To the best of the Filing Persons' knowledge, in addition to any beneficial ownership interest that the HRC Investors, or any of them, may have in the convertible bonds of the Issuer ("ARC Bonds") (and the shares of Common Stock obtainable upon conversion thereof) owned of record by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, the members of the Lehman Investors are beneficial owners of shares of Common Stock of the Issuer as follows: Lehman Brothers Inc. owns 110,833 shares, LB/HRC Bond Investors II LLC owns 546,833 shares, LB Bond Investors LLC owns 262,500 shares. More detail as to ownership of securities of the Issuer by the Lehman Investors can be found in a Schedule 13D or Schedule 13G filing by such persons made or to be made on or about the date of this filing.

In the event that the Entities were deemed to be a group pursuant to Rule 13d-5 (such status is disclaimed by the Filing Persons), upon conversion of all of the ACR Bonds held by LB/HRC Bond Investors LLC and LB/HRC Bond Investors II LLC, Lehman Brothers Inc. the Entities would collectively own 1,026,333 shares of Common Stock, constituting 5.8% of the Common Stock.

                       EXHIBIT B - JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the common stock, par value $0.01 per share, of American Retirement Corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  January ___, 2001

                                Holiday Retirement Corporation


                                By:
                                   --------------------------------------------
                                 Name:
                                 Title:


                                       --------------------------------------
                                       Daniel R. Baty



                                        --------------------------------------
                                        William E. Colson



                                    10 of 10